EXHIBIT 1.02
Conflict Minerals Report
For The Year Ended December 31, 2013

This report for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the Rule). The Rule was adopted by the Securities and Exchange Commission (SEC) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. The minerals currently subject to SEC’s disclosure requirements, referred to as “conflict minerals,” are cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (3TG).

If a registrant can establish that the conflict minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country (Covered Countries), or from recycled and scrap sources, they must submit a Form SD which describes the Reasonable Country of Origin Inquiry (RCOI) completed.

If a registrant has reason to believe that any of the conflict minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those conflict minerals, then the issuer must exercise due diligence on the conflict minerals’ source and chain of custody. The registrant must annually submit a report, Conflict Minerals Report (CMR), to the SEC that includes a description of those due diligence measures.

This Conflict Minerals Report is filed pursuant to Section 1502 of the Dodd-Frank Act.

1. Company Overview

Select Comfort Corporation (“Select Comfort,” also referred to as the “Company,” “we,” “us,” or “our”) is the exclusive manufacturer, marketer, retailer and servicer of the revolutionary Sleep Number® bed and a line of Sleep Number® pillows, sheets, adjustable bed bases, and other bedding products. On January 17, 2013, Select Comfort acquired Comfortaire Corporation, a manufacturer and marketer of adjustable air-supported sleep systems. Pursuant to Instruction 3 to Item 1.01 of this Form SD, Select Comfort’s Form SD for the calendar year 2013 does not disclose information regarding Comfortaire Corporation’s products.

The Sleep Number mattress is made up in part of comfort materials, including foam; a zippered mattress cover; a pump that regulates the airflow to the mattress air chambers; and a handheld remote control device that controls the pump. The Sleep Number FlexFit adjustable base raises and lowers the head/foot area of the mattress by use of a control box run by a handheld remote control device. The Sleep Number DualTemp temperature regulating mattress layer provides temperature regulation via a thermal engine that heats and cools air flowing to the mattress layer.

In 2013, a cross-functional Conflict Minerals Task Force was formed. In accordance with the requirements of the Rule, and the instructions to Form SD, the task force undertook a RCOI designed to determine whether any 3TG necessary to the functionality and production of our products may have originated from the Covered Countries. A questionnaire was distributed to all identified suppliers of the Company’s products, components or parts (Products), to certify the presence of 3TG in such Products. Follow-up questionnaires were sent to suppliers who indicated the presence of 3TG to identify the country of origin of the 3TG used therein. The questionnaire requested information on 3TG it supplied to the Company in calendar year 2013 and contained representations and certifications as to the source and origin of the necessary 3TG contained in the relevant items. The Company engaged with suppliers through personal and written communications, as necessary, resulting in a 100% response rate. Eight of the

Company’s suppliers indicated the presence of 3TG in Products supplied to Select Comfort. Six of the eight suppliers provided certification that the 3TG in the supplied Products did not originate in the Covered Countries and two suppliers were unable to determine the origin of all 3TG.

Based on the responses, Select Comfort is unable to determine with absolute certainty the origin of the 3TG in all our products and therefore cannot exclude the possibility that some may have originated in the Covered Countries. Therefore, in accordance with Rule 13p-1 under the Securities Exchange Act, since the origin of some 3TG was undeterminable, Select Comfort proceeded to engage in due diligence regarding the sources and chain of custody of its 3TG.

2. Diligence

2.1 Design of Due Diligence

As a result of the RCOI, the origin of all 3TG in Select Comfort’s supply chain is undeterminable and we have reason to believe that some of the 3TG may have originated in the Covered Countries. Therefore, we conducted supply chain due diligence on the source and chain of custody of the conflict minerals, in a manner consistent with the framework promulgated by the OECD and its Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”). This includes implementing the OECD’s five-step framework for risk-based due diligence in the mineral supply chain.

Step 1- Company Management Systems

Conflict Minerals Policy
Select Comfort has adopted the following Conflict Minerals Policy that has been sent to its suppliers and is available to the public at www.sleepnumber.com:

Select Comfort Corporation is committed to conducting business activities to the highest standards of ethics and social responsibility and providing our customers with ethically sourced products.

In July 2010, President Obama signed into law the Dodd Frank Act. Section 1502 of the new legislation, commonly called the Conflict Minerals Rule, took effect January 1, 2013, and requires all U.S. publicly traded manufacturing companies to report annually to the Securities and Exchange Commission whether any conflict minerals, defined as, tin, tantalum, tungsten, and gold (3TG), necessary to the functionality or production of products they manufacture or contract to manufacture originated from the Democratic Republic of Congo or adjoining countries (covered countries). Armed groups operating in these countries control many of the region’s mines or transit routes and have engaged in human rights violations fueled by the trade of 3TG. The reporting requirement is an effort to encourage companies to obtain minerals from sources that do not directly or indirectly finance or benefit these armed groups.

Select Comfort has initiated a comprehensive process to meet the requirements of the Conflict Minerals Rule, taking steps to increase our supply chain due diligence measures and internal controls relating to conflict minerals. Select Comfort does not directly source 3TG from mines, smelters or refiners, and is in most cases several production levels removed from them. Therefore suppliers who provide ingredients, components, parts or products (Products) to Select Comfort containing 3TG are expected to source them from ethically and socially responsible sub-tier suppliers and to undertake due diligence following a nationally or internationally recognized due diligence framework within their supply chains to determine the origin of the 3TG. Select Comfort requires suppliers to annually certify whether any Products supplied to Select Comfort in that calendar year contain conflict minerals and if so, provide written evidence documenting their due diligence efforts and the source of each mineral.

Select Comfort Corporation supports the goal of ending violence, human rights violations and environmental devastation in the Democratic Republic of the Congo and adjoining countries and is committed to providing ethically sourced products.

Questions regarding this policy or suspected violations can be reported by contacting Heather Somers, Associate General Counsel, at Heather.Somers@selectcomfort.com.

Internal Management Structures
Select Comfort has established internal management systems to support its supply chain due diligence efforts.  A cross-functional Conflict Minerals Task Force led by our General Counsel was formed. The task force includes subject matter experts from relevant functions including sourcing, legal, product compliance and quality and is responsible for implementing our conflict minerals due diligence and compliance strategy. Senior management is briefed on these efforts on a regular basis.

Supply Chain Controls and Transparency
Select Comfort expects suppliers to source 3TG from ethical sub-tier suppliers and to adopt the EICC-GeSI Conflict Free Smelter program as a compliance standard. Select Comfort requires suppliers to annually certify whether any Products supplied to Select Comfort in that calendar year contain 3TG and if so, provide us with written evidence documenting their due diligence efforts and source determination. All relevant documentation is maintained in a structured electronic database.

Supplier Engagement
Select Comfort incorporates conflict minerals compliance expectations in new commercial contracts and written agreements. Suppliers also receive a copy of Select Comfort’s Conflict Minerals Policy and are educated on an as needed, ongoing basis about the requirements, methods and importance of 3TG supply chain due diligence.

Company Grievance Mechanism
Select Comfort has a company-level grievance mechanism in place that may be used for reporting issues regarding Conflict Minerals sourcing.

Step 2 - Identify and Assess Risk in the Supply Chain
Select Comfort does not directly source 3TG from mines, smelters or refiners, and is in most cases several production levels removed from them. For this reason we rely on our direct suppliers to collect data relative to the presence and country of origin of 3TG necessary to the functionality of Products supplied to us. Questionnaires were sent to our direct suppliers requesting 3TG information. Responses were received from all suppliers and each response was evaluated to determine sufficiency, accuracy and completeness of information. Select Comfort reviewed each response to assess whether the identification or non-identification of a 3TG was consistent with the nature and characteristics of the supplied Product. We followed up with suppliers whose responses were insufficient, potentially inaccurate or incomplete until we were reasonably sure an accurate response was provided. Of the two suppliers who were unable to determine the origin of all 3TG, one reported their findings via the EICC-GeSI Reporting Template and the other in a format similar to the EICC-GeSI Reporting Template. After reviewing their reports, we had several conversations with these two suppliers to obtain clarity regarding the information provided before ultimately accepting the accuracy, completeness and results of their due diligence efforts regarding the origins of the 3TG in Products supplied to Select Comfort.

Step 3 - Design and Implement a Strategy to Respond to Identified Risks
Select Comfort’s internal management structures provide regular reports to senior management of conflict minerals due diligence and compliance strategy updates, including risk assessments. The Conflict Minerals Task Force will determine on a case by case basis whether Select Comfort continues to trade with suppliers during mitigation of identified risks in its supply chain.

Step 4 - Carry out an Independent 3rd Party Audit of Refiner’s Due Diligence Practices
Select Comfort does not have direct relationships with 3TG smelters and refiners nor do we perform direct audits of these entities that provide our supply chain the 3TG. However, we support and rely on the industry efforts to influence smelters and refiners to get audited and certified through the Conflict-Free Sourcing Initiative and the Conflict-Free Smelter program.

Step 5 - Report on Supply Chain Due Diligence
In accordance with the OECD Guidance and the Conflict Minerals Rule, this report is available on our website at www.sleepnumber.com.

2.2 Due Diligence Results

All direct suppliers of Select Comfort’s Products were required to certify if 3TG was present in Products supplied us. Suppliers certifying the presence of 3TG were required to identify the country of origin of these 3TG. Each response was evaluated for accuracy and completeness and we followed up with suppliers whose responses we felt were insufficient until we were reasonably sure an accurate response was provided.

Eight of the Company’s suppliers indicated the presence of 3TG in Products supplied Select Comfort. Six of the eight suppliers provided certification that the 3TG in the supplied Products did not originate in the Covered Countries and two suppliers were unable to determine the countries of origin, mines or facilities used to process the 3TG in Products supplied to us. The two suppliers came to their determinations after each exercised due diligence within the nationally recognized OECD framework on the 3TG in their supply chains.

Select Comfort’s due diligence has indicated the origin of all 3TG in Select Comfort’s supply chain is undeterminable.

3. Product Descriptions

The following Select Comfort products contain 3TG:

Remote Controls (PCB)
Firmness Control Systems (solenoids & PCB)
Adjustable bed foundations (PCB)
Temperature regulating mattress pads (PCB)
Heated mattress pads (PCB)
Heated blanket (PCB)
Mattress pads (polyurethane foam)
Pillows (polyurethane foam)
Mattresses (zipper and polyurethane foam)

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